UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey 07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 13

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14

SIGNATURES	15

EXHIBIT INDEX - 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee and Participants of
New Jersey Resources Corporation
Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in the conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ParenteBeard LLC

June 22, 2012
Clark, New Jersey

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

Investments, at Fair Value:
Participant directed investments:
Wells Fargo Stable Value Fund	$—	$14,305,716
Wells Fargo Advantage Small Cap Growth Fund	—	2,903,689
Pimco Investment Mgmt Total Return	6,149,868	4,921,557
T. Rowe Price Balanced Fund	10,468,411	9,401,662
Harbor Capital Appreciation Fund	2,374,163	1,958,079
T. Rowe Price Equity Index Trust	8,476,150	8,368,536
T. Rowe Price Stable Value Fund	22,230,391	5,431,131
Vanguard Small Cap Index	2,967,410	—
Vanguard Windsor II Fund	7,322,931	7,194,566
T. Rowe Price Small Cap Value Fund	3,535,782	3,345,821
American Funds Capital World Growth and Income Fund	4,923,602	5,159,433
Dodge & Cox International Stock Fund	4,155,268	4,691,718
NJR Common Stock 401(k) Fund	11,652,061	9,896,507
Total participant-directed investments	84,256,037	77,578,415

Nonparticipant-directed investments:
NJR Common Stock ESOP	31,296,731	28,107,744
Wells Fargo Stable Value Fund	—	324,382
T. Rowe Price Stable Value Fund	421,265	—
T. Rowe Price Balanced Fund	26,213	25,980
Total nonparticipant-directed investments	31,744,209	28,458,106
Total investments	116,000,246	106,036,521

Receivables:
Employer contributions	143,115	95,787
Notes Receivable from Participants	3,392,528	3,242,983
Total receivables	3,535,643	3,338,770
Total assets	119,535,889	109,375,291

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	119,535,889	109,375,291
Adjustments from fair value to contract value for fully benefit responsive investment contracts in relation to common collective trusts:
Wells Fargo Stable Value Fund	—	(524,199)
T. Rowe Price Stable Value Fund	(789,789)	(196,304)
Total adjustments from fair value to contract value:	(789,789)	(720,503)

NET ASSETS AVAILABLE FOR BENEFITS	$118,746,100	$108,654,788

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Dividends	$3,372,012	$2,338,382
Net appreciation in fair value of investments	3,418,044	10,299,663
Net investment income	6,790,056	12,638,045

Interest income from notes receivable from participants	171,063	176,062

Contributions:
Employer	1,678,772	1,558,830
Participant	5,061,937	4,823,267
Participant rollovers	110,772	100,883
Total contributions	6,851,481	6,482,980
Total additions	13,812,600	19,297,087

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	3,697,491	5,105,203
Administrative fees	23,797	111,712
Total deductions	3,721,288	5,216,915

INCREASE IN NET ASSETS	10,091,312	14,080,172

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	108,654,788	94,574,616
END OF YEAR	$118,746,100	$108,654,788

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

New Jersey Resources Corporation Employees' Retirement Savings Plan (“the Plan”) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation's (the Company or NJR) Board of Directors and administers the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information. The Plan was amended and restated in its entirety on January 1, 2011.

The Plan is a defined contribution plan. The plan provides a savings component and had provided an employee stock ownership plan component, as described below.

Change in Plan Trustee - Effective July 15, 2010, plan assets were transferred to T. Rowe Price from Wells Fargo and T. Rowe Price became the Plan's trustee, (“Trustee”).

Savings Component

General - The savings component provides for deferred pre-tax contributions, after-tax contributions, catch-up contributions, an annual employer contribution and Company matching contributions.

All permanent employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis. Effective January 1, 2012, the Company implemented an automatic enrollment and automatic escalation for pre-tax contributions to the Plan for eligible employees. Payroll deductions begin on the first payroll after 30 days of service, unless the employee elects not to participate.

Contributions and Vesting - Under the savings component, eligible employees may make contributions of between 1 percent and 30 percent of base compensation to the Plan, which shall be permitted as pre-tax contributions provided that they are within the calendar year dollar limit in effect for 401(k) contributions in accordance with Internal Revenue Code (“IRC”). Effective January 1, 2012, under the savings component, eligible employees may make contributions of between 1 percent and 50 percent of base compensation to the Plan, which shall be permitted as pre-tax contributions provided that they are within the calendar year dollar limit in effect for 401(k) contributions in accordance with IRC. During 2011 and 2010 the pre-tax contribution limit was $16,500. In addition, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year, may elect to make pre-tax non-matchable catch-up contributions. During the plan years ending December 31, 2011 and 2010, the Internal Revenue Service allowed catch-up contributions of up to $5,500. The total contribution by any participant may not exceed $49,000, except for those who have attained age 50, and then the total contribution by participant may not exceed $54,500. The Company contributes an amount equal to 50 percent of the first 6 percent of contributing participants' base compensation, subject to certain exceptions as described in the Plan. The Company's contribution related to those employees was $1.4 million and $1.5 million for 2011 and 2010, respectively. The participants' contributions, plus actual earnings thereon, are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25 percent after two years, 50 percent after three years, 75 percent after four years, and 100 percent after five years. Any forfeiture is treated as a reduction to Company contributions. Contributions are subject to limitations.

Certain employees of NJR Home Services, an affiliated company, are not covered by the New Jersey Natural Gas Company Plan for Retirement Allowances for Represented Employees. In addition, all of the Company's non-represented employees hired on or after October 1, 2009, are not covered by the New Jersey Natural Gas Company Plan for Retirement Allowances for Non-Represented Employees. Both Plans are sponsored by the Company. For these employees, the Company contributes an amount equal to 2 percent of base compensation for employees with less than five years but more than one year of service and 3 percent of base compensation for employees with five or more years of service. The annual contribution for the NJR Home Services employees stated herein is invested initially and automatically into the Plan's Stable Value Fund (currently the T. Rowe Price Stable Value Fund) and can only be subsequently directed by the participant into the Plan's qualified default investment fund (currently the T. Rowe Price Balanced Fund). The Company contributed $105,837 and $95,787 related to these employees in 2011 and 2010, respectively. The annual contribution for the non-represented employees stated herein is invested initially and automatically into the Plan's Default Fund and may subsequently be directed by the participant into any of the other investment options available under the Plan. Any non-represented employee hired on or after October 1, 2009, and who became eligible in 2010 received their first contribution in 2011 as per the Plan provisions. Eligibility begins after one year of employment, and the contribution is made by March 31 of the year following the completion of one year of employment. The Company contributed $37,278 related to these employees in 2011. Effective January 1, 2012, all represented employees hired on or after January 1, 2012, are not covered by the New Jersey Natural Gas Company Plan for Retirement Allowances for Represented Employees and are eligible for a Company special contribution. For employees with less than five years but more than one year of service, the Company contributes an amount equal to 2 percent of the employee's Plan compensation as a qualifying union employee for the plan year and 3 percent of the employee's Plan compensation as a qualifying Union Employee for employees with five or more years of service. Employer Special Contributions for union employees are initially invested in the stable value fund designated under the Plan's investment policy, and can at any time be redirected into the Plan's default fund. Employer Special Contributions are not eligible for loans or in-service withdrawals and may only be distributed upon termination or retirement. Beginning January 1, 2014, the employer special contribution for represented employees hired on or after January 1, 2012, will be increased to 3 percent of base compensation for a qualifying Union Employees with more than one year of service and less than five years of service and 4 percent of base compensation for a qualifying Union Employee with five or more years of service. Any represented employee hired on or after January 1, 2012, and who becomes eligible in 2012 will receive their first contribution in 2013 as per the Plan provisions. Eligibility begins after one year of employment, and the contribution will be made by March 31 of the year following the completion of one year of employment.

Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. As directed by the Committee, contributions by employees and the Company are transferred to the Trustee and held in the Plan's trust fund for investment and allocating to participants' accounts.

Payment of Benefits - Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they become vested. Withdrawal of participants' funds may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

The Plan's minimum mandatory lump sum cash distribution limit is $5,000.

Notes Receivable from Participants - The Plan may loan to a participant an amount that shall not exceed the lesser of 50 percent of the value of the vested portion of such participant's account, or $50,000. The minimum participant loan must be for $1,000 and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant's account. Notes receivable from participants are valued at their principal balance plus accrued unpaid interest.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current Wall Street Journal prime lending rate plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates range 4.25 percent - 9.25 percent at December 31, 2011 and 4.25 percent - 9.50 percent at December 31, 2010.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Company's matching contribution, loan repayments, if applicable and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers various investment options for participants.

Forfeited Accounts - At December 31, 2011 and 2010, forfeited non-vested accounts totaled $16,877 and $20,850 respectively. Forfeited amounts are used to reduce Company contributions in the following year. During the years ended December 31, 2011 and 2010, Company contributions were reduced by $20,850 and $21,366, respectively from forfeited, non-vested accounts.

Employee Stock Ownership Plan Component (ESOP)

General - The Plan's ESOP, which is no longer available for participant contributions effective January 1, 1996, includes amounts held by the Plan Trustee in Company stock (NJR Common Stock). All participants' respective shares of NJR Common Stock are 100 percent vested.

Payment of Benefits/Diversification - Distributions to ESOP participants may be made in the case of separation of service , and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants were able to transfer all or part of their account balance to any of the other 401(k) plan investment options, including
NJR Common Stock. If and when the participants make a transfer, they will be able to use these amounts for the allowable in-service withdrawals or participant loans.

In the event that a participant or beneficiary receives a distribution of shares of Company stock at a time when such Company stock is not readily tradable on an established market that the following provisions shall apply:

The Company shall issue a "put option" to such participant or beneficiary. The put option shall provide the right to elect, at any time during the 60 day period following the date of such distribution or the first 60 days of the plan year immediately following the plan year in which the distribution is made, to sell such Company stock to the Company for an amount equal to the fair market value of such Company stock as of the most recent valuation date. The put option provision applies to both the ESOP and the NJR 401K fund.

Voting Rights - Each participant shall have the right, to the extent of the Company stock allocated to his accounts, to direct the trustee by proxy, as to the manner in which to vote his shares on all matters shareholders of Company stock are entitled to vote. Best efforts must be utilized to distribute or cause to be distributed to each participant such information and proxy statements as will be distributed to shareholders of the Company. Unallocated shares of common stock, if any, held by the trustee shall be voted by the trustee in the same manner and in the same proportion as are those shares that are allocated to the accounts of the participants and the trustee shall have no discretion in this matter. The trustee shall not divulge to the Company the voting of any participant. The voting rights provision applies to both the ESOP and the NJR 401K fund. There were no unallocated NJR common stock shares as of December 31, 2011 and 2010.

The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments for the years ended December 31:

	2011	2010
Dividend income	$926,048	$939,142
Net appreciation in fair value of investments	$3,853,314	$3,645,711

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The fund's investments are reported at fair value in the Statements of Net Assets Available for Benefits. The Plan's T. Rowe Price Stable Value Fund, however, invests in fully benefit responsive guaranteed investment contracts that are intended to provide for stable earnings, and are subsequently adjusted from fair value to contact value so that net assets available for benefits reflects the contract value of the fund, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In addition, the Statement of Changes Available for Benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation And Income Recognition - The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends on NJR Common Stock in both the savings component and ESOP are automatically reinvested unless the participant elects a distribution. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Recent Updates to the Accounting Standards codification (ASC)

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update No. 2011-04 "Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in United States Generally Accepted Accounting Principles ("U.S. GAAP") and International Financial Reporting Standards ("IFRs"), ("ASU 2011-04"). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRs. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

3.	FAIR VALUE MEASUREMENTS

The fund's investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Measurements and Disclosures Topic of the Codification provide the framework for measuring fair value and includes a hierarchy used to classify the inputs in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The levels of the fair value hierarchy are as follows:

Level 1
Fair Value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2
Fair Value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3
Fair Value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual Funds

The Plan's mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Equity funds are valued at quoted market prices in active markets at year end, which represent the Net Asset Value (NAV) of shares held by the Plan. NAV per share for each fund is provided by the respective fund administrators and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. During 2010 and 2011, fixed income funds were valued based on quoted market prices respectively.

Collective Investment Trusts

Investments in common collective trusts during the Plan year included the T. Rowe Price Equity Index Trust fund, (“Equity Index Fund”) and the T. Rowe Price Stable Value fund and the Wells Fargo Stable Value fund (“Stable Value Funds”).

Equity Index funds

The fair value or NAV of the T. Rowe Price Equity Index Trust Fund (T. Rowe Price Fund) shares held by the Plan were established by the respective trustees based on the fair value of the underlying assets. The value recorded in the Plan's financial statements for the T. Rowe Price fund was $8.5 million and $8.4 million, respectively, at December 31, 2011 and 2010.

The Plan had no unfunded commitments or redemption restrictions relating to the fund as of December 31, 2011 and 2010.

Stable Value funds

The Plan's Stable Value funds can invest in guaranteed investment contracts (GIC's) and synthetic GIC's (collectively, the “contracts”), which are designed to provide a high level of return, consistent with providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality and reasonable tracking of interest rates. The contracts are issued by life insurance companies, banks or other financial institutions. The characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond market. The investment objectives of the stable value funds are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant-initiated transactions under a retirement plan without penalty or adjustment.

The S&P and Moody's credit ratings of the issuers of the contracts included in the T. Rowe Price Stable Value fund range from A to AA+ and Aa2 to Aaa, respectively. The S&P and Moody's credit ratings of the issuers of the contracts included in the Wells Fargo Stable Value fund range from AA- to A+ and Aa1 to A1, respectively.

The fair value of the GIC's is based on the present value of future cash flows using a current discount rate. The fair value of the security-backed contracts is based on the values of the underlying securities and is adjusted for the present value of future contractual cash flows. Total net assets available for benefits are adjusted to reflect contract value, which represents the guaranteed amount of principal plus interest plan participants would receive upon withdrawal from the fund.

The Plan's participant investment balances held in the T. Rowe Price Stable Value fund had a fair value of approximately $22.7 million and $5.4 million, respectively, and a contract value, as provided by the fund, of $21.4 million and $5.2 million as of December 31, 2011 and 2010, respectively.

The Plan's participant investment balances held in the Wells Fargo Stable Value Fund, which were transferred to the T. Rowe Price Stable Value fund in January 2011, had a fair value of approximately $14.6 million and a contract value, as provided by the fund, of $14.1 million as of December 31, 2010.

The Plan had no unfunded commitments relating to these funds as of December 31, 2011 and 2010.

NJR Stock Funds

Participants can direct their contributions into an NJR stock fund. In addition, as noted above, the Plan's ESOP holds NJR stock. Both are unitized funds which fluctuate directly with the value of the securities held in the fund. Net asset value per unit is primarily derived from NJR's close prices as reported on a national securities exchange on the last business day of the plan year based on the unit equivalent number of shares. In addition, the stock fund and ESOP can include short-term investments of cash in a money market account.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2011:
Mutual funds:
Equity
Large Cap Fund	$9,697,094	$—	$—	$9,697,094
Small Cap Fund	6,503,192	—	—	6,503,192
World Equity	9,078,870	—	—	9,078,870
Fixed Income	6,149,868	—	—	6,149,868
Blended	10,494,624	—	—	10,494,624
Collective investment trusts
Equity Index	—	8,476,150	—	8,476,150
Stable Value	—	22,651,656	—	22,651,656
NJR stock funds	—	42,948,792	—	42,948,792
Total assets at fair value	$41,923,648	$74,076,598	$—	$116,000,246
As of December 31, 2010:
Mutual funds:
Equity
Large Cap Fund	$9,152,645	$—	$—	$9,152,645
Small Cap Fund	6,249,510	—	—	6,249,510
World Equity Ex-US Fund	9,851,151	—	—	9,851,151
Fixed Income	4,921,557	—	—	4,921,557
Blended	9,427,642	—	—	9,427,642
Collective investment trusts
Equity Index	—	8,368,536	—	8,368,536
Stable Value	—	20,061,229	—	20,061,229
NJR stock funds	—	38,004,251	—	38,004,251
Total assets at fair value	$39,602,505	$66,434,016	$—	$106,036,521

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The following investments represent five percent or more of the Plan's net assets as of December 31, 2011 and 2010:

	2011	2010
NJR Common Stock ESOP*, 830,970 and 850,744 units, respectively	$31,296,731	$28,107,744
NJR Common Stock 401K Fund, 378,641 and 356,902 units, respectively	$11,652,061	$9,896,507
Wells Fargo Stable Value Fund **, 0 and 718,756 shares, respectively (at contract value)	***	$14,105,899
T. Rowe Price Equity Index Trust, 208,157 and 209,580 shares, respectively	$8,476,150	$8,368,536
Pimco Total Return Fund, 565,765 and 0 shares, respectively	$6,149,868	***
T. Rowe Price Stable Value Fund**, 21,861,867 and 0 shares, respectively (at contract value)	$21,861,867	***
Vanguard Windsor II Fund, 160,064 and 157,914 shares, respectively	$7,322,931	$7,194,566
T. Rowe Price Balanced Fund **, 554,098 and 488,479 shares respectively	$10,494,624	$9,427,642

*	Non-participant directed.

**	A portion of this investment is non-participant directed. See Note 5 for more information.

***	Investment did not represent 5% or more of the Plan's net assets.

During the years ended December 31, 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Common Trust Funds	$182,495	$1,065,607
Common Stock Funds	5,692,522	5,247,939
Fidelity Puritan Fund	—	43,785
T. Rowe Price Balanced Fund	(202,021)	845,182
T. Rowe Price Small Cap Value Fund	(160,355)	592,642
Vanguard Small Cap Index	238,626	—
Wells Fargo Stable Value Fund	27,983	583,345
Wells Fargo Advantage Small Cap Growth Fund	(937,132)	431,156
Pimco Total Return Fund	3,505	56,784
American Funds Capital World Growth and Income Fund	(544,588)	228,245
Harbor Capital Appreciation Fund	(8,088)	177,608
Vanguard Windsor II Fund	29,289	548,470
Dodge & Cox International Stock Fund	(904,192)	478,900

Net Appreciation	$3,418,044	$10,299,663

5.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at fair value and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2011 and 2010, and for the years then ended is as follows:

	2011	2010
Net assets:

NJR Common Stock ESOP	$31,296,731	$28,107,744
Wells Fargo Stable Value Fund	—	324,382
T. Rowe Price Stable Value Fund	421,265	—
T. Rowe Price Balanced Fund	26,213	25,980

Total non-participant directed investments	$31,744,209	$28,458,106

Changes in net assets:

NJR Common Stock ESOP
Dividend income	$926,048	$939,142
Net appreciation in fair value of investments	3,853,314	3,645,711
Benefits paid to participants	(964,091)	(1,836,003)
Transfers to participant-directed investments	(626,284)	(303,313)
Net change	3,188,987	2,445,537
NJR Common Stock ESOP - beginning of year	28,107,744	25,662,207
NJR Common Stock ESOP - end of year	$31,296,731	$28,107,744

Wells Fargo Stable Value
Net appreciation in fair value of investments	$645	$11,552
Administrative expenses	—	(433)
Employer contributions	—	85,993
Distributions	(325,027)	(1,800)
Net change	(324,382)	95,312
Wells Fargo Stable Value - beginning of year	324,382	229,070
Wells Fargo Stable Value - end of year	$—	$324,382

T. Rowe Price Stable Value Fund
Net appreciation in fair value of investments	$11,974	$—
Employer contributions	92,856
Distributions	(9,955)	—
Transfer	325,027
Administrative expenses	1,363	—
Net change	421,265	—
T. Rowe Price Stable Value Fund - beginning of year	—	—
T. Rowe Price Stable Value Fund - end of year	$421,265	$—

T. Rowe Price Balanced Fund
Net appreciation in fair value of investments	$234	$4,654
Distributions	—	—
Administrative expenses	(1)	(40)
Net change	233	4,614
T. Rowe Price Balanced Fund - beginning of year	25,980	21,366
T. Rowe Price Balanced Fund - end of year	$26,213	$25,980

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2011. there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts, including unvested Company contributions.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following are reconciliations of net assets available for benefits and increase in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2011	2010

Net assets available for benefits per the financial statements	$118,746,100	$108,654,788
Less: Amounts due from employer per the financial statements	(143,115)	(95,787)
Adjustments from contract value to fair value	789,789	720,503
Net assets available for benefits per Form 5500	$119,392,774	$109,279,504

Contributions received from employer per the financial statements	$1,678,772	$1,558,830
Less: Contributions receivable from employer per the financial statements	(143,115)	(95,787)
Add: Contributions receivable from employer per the financial statements	95,787	85,993
Contributions received from employer per Form 5500	$1,631,444	$1,549,036

Increase in net assets per the financial statements	$10,091,312	$14,080,172
Less: Changes in amounts due from employer*	(47,328)	(9,794)
Changes in adjustments from contract value to fair value**	69,286	599,028
Net income per Form 5500	$10,113,270	$14,669,406

*	Included in contributions from employer in Statement of Changes in Net Assets Available for Benefits.

**	Included in net appreciation in fair value of investments in Statement of Changes in Net Assets Available for Benefits.

10.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the trustees of the Plan. Wachovia, a Wells Fargo company was the Plan's trustee from January 1, 2010 through July 14, 2010. T. Rowe Price was the Plan's trustee from July 15, 2010 through December 31, 2011. During the 2011 Plan year, certain plan assets were invested in the T. Rowe Price Common Trust Funds. The Plan also issues loans to participants, which are secured by the participants' account balance. These transactions qualify as exempt party-in-interest transactions.

Fees paid by the Plan to the Trustees amounted to $23,797 and $111,712 for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan held 1,209,611 units and 1,207,646 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $21.3 million and $19.3 million, respectively, and a fair value of $42.9 million and $38 million, respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income of $1.3 million and $1.2 million, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

11.	VOLUNTARY FIDUCIARY CORRECTION PROGRAM

The Plan was restated in January 2011.  The Company applied for an updated determination letter from the IRS in January 2011 in accordance with the normal determination letter cycle. As part of the data gathering process, performing the routine compliance testing and the change in administrators in 2010, the Company discovered that certain contributions to the Plan for three participant's were not calculated correctly. These contribution errors were not material to the Plan's financial statements. In addition, the Company was unable to find documentation that certain amendments had been adopted on a timely basis and that certain technical language had inadvertently been removed from the Plan.

On January 31, 2011, in order to cure the deficiencies, the Company voluntarily submitted a filing under the IRS Employee Plan's Compliance Resolution System proposing to correct the contributions noted above, as well as any associated investment earnings. In addition, the Company proposed to retroactively amend and restate the Plan effective January 1, 2011 in order to clearly reflect the way the Plan was designed and operated and to comply with all IRS codes.

On April 17, 2012, the IRS sent the Company a draft compliance statement for their review and the determination letter is pending.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011
(a)	(b)	(c)	(d)	(e)
	Lessor, or Similar Party Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Participant Directed:
	Pimco Investment Mgmt Total Return	Mutual Fund	$ **	$6,149,868
*	T. Rowe Price Balanced Fund	Mutual Fund	**	10,468,411
	Harbor Capital Appreciation Fund	Mutual Fund	**	2,374,163
	T. Rowe Price Equity Index Trust	Common Trust Fund	**	8,476,150
*	T. Rowe Price Stable Value Fund	Common Trust Fund	**	22,230,391
	Vanguard Small Cap Index	Mutual Fund	**	2,967,410
	Vanguard Windsor II Fund	Mutual Fund	**	7,322,931
*	T. Rowe Price Small Cap Value Fund	Mutual Fund	**	3,535,782
	American Funds Capital World Growth and Income Fund	Mutual Fund - International	**	4,923,602
	Dodge & Cox International Stock Fund	Mutual Fund - International	**	4,155,268
*	NJR Common Stock 401(k) Fund	Common Stock	**	11,652,061

	Non-Participant Directed:
*	NJR Common Stock ESOP	Common Stock	10,820,644	31,296,731
*	T. Rowe Price Stable Value Fund	Common Trust Fund	406,563	421,265
*	T. Rowe Price Balanced Fund	Mutual Fund	24,853	26,213

*	Notes receivable from participants	Interest rates of 4.25% - 9.25%	**	3,392,528

			$11,252,060	$119,392,774

*	Party-in-interest as defined by ERISA.

**	Cost information is not required for participant-directed investment and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees' Retirement Savings Plan

Date: June 22, 2012

By: /s/ Deborah G. Zilai
Deborah G. Zilai
Plan Administrator

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1    Consent of Independent Registered Public Accounting Firm - ParenteBeard LLC